UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated November 30, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)

By:	/s/ Nir Peles
Nir Peles
CFO

Dated: November 30, 2011

BluePhoenix Solutions Reports Third Quarter 2011 Results

Q3 Revenues of $10.1 million, Non-GAAP EPS of $0.02

HERZLIYA, Israel — November 30, 2011— BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced financial results for the third quarter of 2011. Revenues for the third quarter of 2011 were $ 10.1 million compared to $9.9 million in the previous quarter, and compared to $ 11.6 million in the third quarter of 2010.

Net income on a non-GAAP basis for the third quarter of 2011 was $0.4 million or $0.02 per diluted share, compared to $1.1 million or $0.04 per diluted share in the previous quarter, and compared to $0.4 million or $0.02 per diluted share in the third quarter of 2010.

On a GAAP basis for the third quarter of 2011 the net loss was $(3.2) million or ($0.13) per diluted share, compared to net loss of $(3.7) million or ($0.15) per diluted share in the previous quarter, and compared to net loss of $(7.0) million or ($0.30) per share for the third quarter of 2010.

“During the third quarter of 2011 we have reduced our operating expenses in order to reach a positive cash flow from operations in 2012. We plan to achieve this goal till the end the first quarter of 2012, based on the new contracts, especially in the Legacy Modernization line of business”, commented Shimon Bar Kama, CEO of BluePhoenix. “Looking forward, we intend to grow with our newly enhanced products in the Legacy Modernization: Orbit 24 to the banking market and the Cobol to Universe (CTU) tool for the enterprise markets”.

Non-GAAP Results (in thousands US$)	Q3/2011	Q2/2011	Q3/2010
Sales	10,070	9,914	11,595
Operating profit	914	1,271	226
Net Income	387	1,082	365
Earnings per share, diluted	$0.02	$0.04	$0.02

GAAP Results (in thousands US$)	Q3/2011	Q2/2011	Q3/2010
Sales	10,070	9,914	11,595
Operating profit (loss)	(2,710)	(3,521)	(6,591)
Net Income (loss)	(3,206)	(3,650)	(7,019)
Earnings per share, diluted	$(0.13)	$(0.15)	$(0.30)

The results for the reported period cause the Company to be non-compliant with certain covenants to the banks. The company is negotiating revised set of covenants which will reflect our current level of operations

The Company has incurred negative cash flows from operations during 2010, the second and the third quarter of 2011.  The Company is working to enhance the Company’s cash resources. However, there is no assurance that continued negative cash flow from operations will not create a material adverse effect on the Company’s future financial condition and results of operations.

Non-GAAP financial measures

The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income. These non-GAAP measures exclude the following items:

•	Amortization of intangible assets;
•	Stock-based compensation;
•	Onetime expenses related to cost saving plan and one time charges; and
•	Revaluation of warrants and discount amortization.

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix' GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges and gains that may not be indicative of BluePhoenix' core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix' performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix' historical performance. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "Unaudited Reconciliation of GAAP to Non-GAAP."

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota, and Volvofinans. BluePhoenix has 11 offices in the USA, UK, Italy, Romania, Russia, Cyprus, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects’, “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the failure to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the failure of the Company to successfully integrate acquired assets or entities under M&A transactions pursued by the Company into the Company’s business as anticipated; the failure to achieve the anticipated synergies from such acquisitions; the incurrence of unexpected liabilities relating to the mergers and acquisitions pursued by the Company from time to time; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:

Nir Peles
BluePhoenix Solutions
+972-9-9526110
 NPeles@bphx.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	Unaudited		Unaudited

Revenues	$10,070	$11,595	$29,987	$45,110

Cost of revenues	7,465	9,620	24,502	29,049

Gross profit	2,605	1,975	5,485	16,061

Research and development costs	1,066	1,396	3,422	5,454

Selling, general and administrative expenses	4,249	7,170	12,272	20,492

Total operating expenses	5,315	8,566	15,694	25,946

Operating loss	(2,710)	(6,591)	(10,209)	(9,885)

Financial expenses, net	525	605	836	389

Loss before taxes	(3,235)	(7,196)	(11,045)	(10,274)

Taxes on income (benefit)	31	(214)	83	(291)

Net loss	(3,266)	(6,982)	(11,128)	(9,983)

Net income attributable to noncontrolling interests	(60)	37	(30)	277

Net loss attributable to BluePhoenix	$(3,206)	$(7,019)	$(11,098)	$(10,260)

Net loss per share:
Basic and diluted	$(0.13)	$(0.30)	$(0.45)	$(0.44)

Shares used in per share calculation:
Basic and diluted	24,941	23,662	24,486	23,504

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	Unaudited		Unaudited

GAAP Gross Profit	$2,605	$1,975	$5,485	$16,061

Amortization of intangible assets	886	1,690	2,950	5,414
Expenses related to cost saving plan and one time charges	913	2,534	4,237	2,878
Non-GAAP gross profit	$4,404	$6,199	$12,672	$24,353

GAAP operating loss	$(2,710)	$(6,591)	$(10,209)	$(9,885)

Amortization of intangible assets	886	1,690	2,950	5,414
Expenses related to cost saving plan and one time charges	2,433	4,841	9,337	5,697
Stock-based compensation	305	286	947	1,261
Non-GAAP operating income	$914	$226	$3,025	$2,487

GAAP Net loss attributable to BluePhoenix	$(3,206)	$(7,019)	$(11,098)	$(10,260)

Amortization of intangible assets	886	1,690	2,950	5,414
Expenses related to cost saving plan and one time charges	2,433	4,841	9,337	5,697
Stock-based compensation	305	286	947	1,261
Revaluation of warrants and discount amortization	(31)	567	(288)	(1,450)

Non-GAAP Net income attributable to BluePhoenix	$387	$365	$1,848	$662

Shares used in diluted earnings per share calculation	25,009	23,796	24,895	23,616

Non - GAAP Diluted Earnings per share	$0.02	$0.02	$0.07	$0.03

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
	Sep 30,	December 31,
	2011	2010*
	Unaudited
ASSETS

Current Assets:

Cash and cash equivalents	$2,990	$12,295
Trade accounts receivable, net	11,558	16,583
Other current assets	2,671	2,337

Total Current Assets	17,219	31,215

Non-Current Assets:

Long term receivables	465	445
Property and equipment, net	1,061	1,396
Goodwill	36,969	36,969
Intangible assets and other, net	6,025	8,974

Total Non-Current Assets	44,520	47,784

TOTAL ASSETS	$61,739	$78,999

LIABILITIES AND EQUITY

Current Liabilities:

Short-term bank credit	$12,350	$14,363
Trade accounts payable	3,758	5,129
Deferred revenues	3,253	4,472
Other current liabilities	4,817	6,604

Total Current Liabilities	24,178	30,568

Non-Current Liabilities

Accrued severance pay, net	564	1,284
Loans from banks and others	219	266
Derivative liabilities - Warrants	106	839

Total Non-Current Liabilities	889	2,389

Total Equity	36,672	46,042

TOTAL LIABILITIES AND EQUITY	$61,739	$78,999

*	Derived from audited financial statements

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	Unaudited		Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,266)	$(6,982)	$(11,128)	$(9,983)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,048	1,896	3,415	6,022
Decrease in accrued severance pay, net	(164)	111	(720)	(304)
Stock–based compensation	305	286	947	1,261
Deferred income taxes, net	(14)	-	(14)	(150)
Long term receivable	(33)	-	(20)	-
Change in fair value of warrants and discount amortization	(31)	567	(288)	(1,451)
Changes in operating assets and liabilities:
Reclassification adjustment to income on marketable securities	-	4	-	25
Decrease (increase) in trade receivables	(66)	1,845	5,025	2,555
Decrease (increase) in other current assets	37	(154)	(334)	23
Decrease in trade payables	(427)	(469)	(1,371)	(1,832)
Decrease in other current liabilities and deferred revenues	(1,263)	(1,349)	(1,828)	(2,684)
Net cash used in operating activities	(3,874)	(4,245)	(6,316)	(6,518)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(20)	(29)	(161)	(284)
Proceeds from sale of property and equipment	32	12	32	64
Additional consideration of previously acquired subsidiaries and activities	-	-	(1,163)	(1,925)
Investment in newly-consolidated activity	-	-	-	(702)

Net cash (provided by) used in investing activities	12	(17)	(1,292)	(2,847)

CASH FLOWS FROM FINANCING ACTIVITIES:
Receipt (repayment) short term bank credit, net	(1,186)	(676)	(6,054)	4,306
Issuance of shares and loan	-	-	5,000	-
Repayment of long-term loans	-	-	(426)	(3,750)
Receipt of long term loans	-	-	-	1,000
Dividend paid to noncontrolling interest	(76)	-	(217)	(90)
Net cash provided by (used in) financing activities	(1,262)	(676)	(1,697)	1,466

TOTAL NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,124)	(4,938)	(9,305)	(7,899)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	8,114	19,367	12,295	22,328
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,990	$14,429	$2,990	$14,429